

January 28, 2015

Via E-mail
Richard W. Sunderland, Jr.
Executive Vice President and Chief Financial Officer
American Public Education, Inc.
111 West Congress Street
Charles Town, WV 25414

> **Re: American Public Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Response Dated January 7, 2015**
> **File No. 1-33810**

Dear Mr. Sunderland:

We have reviewed your response letter and have the following comments. As noted in our letter dated November 5, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition, page 82

1.   We note your response to comment three. We understand that bad debt expense of $1.916 million recorded in 2013 relates, in part, to system processing issues associated with your transition to an internal financial aid processing system during the third quarter. Considering the transition from third-party administration to an internal solution, please tell us how management considered this change in relation to the disclosure

requirements of Item 308(c) of Regulation S-K as of September 30, 2013 and December 31, 2013.

2. Further, we note your Risk Factor disclosure on page 33 that "challenges with the processing of financial aid have led to, and could lead to further, reputational problems and adverse effects on our operating results, including as a result of reduced course enrollments and increased costs associated with our efforts to resolve the situation." Considering the information provided in this disclosure and the financial statement impact mentioned in response to comment three, please tell us how management considered these issues in their assessment of disclosure controls and procedures and internal control over financial reporting and concluded that they were effective as of December 31, 2013.

3. We note from your response to comment three that $1.741 million of bad debt expense related to receivables associated with the gap in total funding sources. In this regard, please tell us in more detail how you concluded that collection of receivables due directly from the student, outside of financial aid received from Title IV or other similar programs, was reasonably assured.

4. We note from your response to comment three that $1.665 million of bad debt expense relates to receivables associated with "unverifiable information." Please tell us if the nature of these receivables relates to credit balance payments made to individuals fraudulently representing themselves as students, as described in your last risk factor on page 38 and what portion of the expense relates to credit balance payments. We also note that you have quantified the amount of bad debt expense in this category as a percentage of revenue. Please tell us if any of the $1.665 million related to revenue recognized for services rendered.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director